OMB APPROVAL
OMB Number:	3235-0058
Expires:	July 31, 2012
Estimated average burden
hours per response	2.50

SEC FILE NUMBER
001-08681

CUSIP NUMBER
49375T100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kid Brands, Inc.

Full Name of Registrant

Former Name if Applicable

One Meadowlands Plaza, 8th Floor

Address of Principal Executive Officer (Street and Number)

East Rutherford, New Jersey 07073

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The focus of the management of Kid Brands, Inc. (the “Company”) on negotiating a waiver and amendment to the Company’s current credit agreement (described below) has resulted in delays in finalizing financial data necessary to complete the financial statements to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (the “June 10-Q”). In connection therewith, the Company represents that it is unable to file the June 10-Q by its initial due date without unreasonable effort or expense. The Company intends to file the June 10-Q no later than the fifth calendar day following the date on which it was due, although there can be no assurance that this will be the case.

As of June 30, 2012, the Company was not in compliance with the Consolidated Leverage Ratio covenant in its current credit agreement. In connection therewith, the Company is in the final stages of negotiations with its senior lenders to waive such non-compliance and to amend the financial covenants applicable to the Company for future periods, and in consideration therefor, to amend the terms of the facility (the “Bank Amendment”).

The Company believes that it has reached an agreement with its senior lenders, and anticipates that the Bank Amendment will be consummated within a few days. If the Company is unable to secure from its senior lenders a waiver of the Company’s non-compliance with the Consolidated Leverage Ratio covenant and an amendment of such covenant for certain future periods, as to which there can be no assurance, the lenders, among other things, would be entitled to accelerate the loans, declare the commitments under the credit agreement to be terminated, refuse to permit further draw-downs on the revolver, and/or take other actions as a secured creditor, any of which could have materially negative consequences to the Company’s financial condition and results of operations. See Item 1A – Risk Factors –“Inability to maintain compliance with the bank covenants” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, as amended.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc S. Goldfarb	201	405-2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

See Attachment A

Kid Brands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2012	By	/s/ Marc S. Goldfarb
Marc S. Goldfarb, SVP and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

6.	Interactive Date Submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 or §232.202 of this chapter).

Attachment A

As the Company’s financial statement preparation is not yet complete, as described in Part III, all percentages and amounts described below are estimates as of the date of the filing of the attached Form 12b-25.

The information set forth below reflects the impact of the previously-disclosed restatement of results with respect to the three months ended June 30, 2011.

Net sales for the three months ended June 30, 2012 decreased 8% to $55.5 million, compared to $60.3 million for the three months ended June 30, 2011. This decrease was primarily the result of lower sales at: Kids Line and CoCaLo, partially offset by increased sales at Sassy and LaJobi.

Gross profit was $13.1 million, or 23.6% of net sales, for the three months ended June 30, 2012, as compared to $16.3 million, or 27.1% of net sales, for the three months ended June 30, 2011. In absolute terms, gross profit decreased as a result of lower sales and lower gross profit margins. Gross profit margins decreased primarily as a result: (i) product mix changes; (ii) increased product costs; and (iii) higher closeouts and promotional sales, partially offset by reduced amortization of intangibles.

Selling, general and administrative expense was $12.2 million, or 22.1% of net sales, for the three months ended June 30, 2012 compared to $14.8 million, or 24.5% of net sales, for the three months ended June 30, 2011.

Loss before income tax benefit was $0.8 million for the three month period ended June 30, 2012 as compared to income before income tax provision of $2.6 million for the three month period ended June 30, 2011, primarily as a result of the items described above.

The income tax benefit for the three months ended June 30, 2012 was $1.0 million on loss before income tax benefit of $0.8 million. The income tax provision for the three months ended June 30, 2011 was approximately $5.3 million on income before income tax provision of $2.6 million.

As a result of the foregoing, net income for the three months ended June 30, 2012 was $0.2 million, or $0.01 per diluted share, compared to net loss of $2.7 million, or ($0.13) per diluted share, for the three months ended June 30, 2011.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations and involve risks and uncertainties that could cause actual results and events to differ materially from those described in the statements. These statements may be identified by the use of forward-looking words or phrases including, but not limited to, “anticipate”, “project”, “believe”, “expect”, “intend”, “may”, “planned”, “potential”, “should”, “will”, or “would”. We caution readers that results predicted by forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, expenses, working capital, liquidity, capital needs, interest costs and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such material risks and uncertainties are set forth in the Company’s Form 10-K for the year ended December 31, 2011, as amended, and subsequent SEC filings. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.

2